UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2006
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

NCL Corporation Ltd.
Susan Robison, (305) 436-4762
AnneMarie Mathews, (305) 436-4799
Daniel Mathewes, (305) 436-4607
PublicRelations@ncl.com
NCL CORPORATION ANNOUNCES $200 MILLION EQUITY INFUSION AND
$610 MILLION SECURED REVOLVING CREDIT FACILITY
MIAMI — (December 22, 2006) — NCL Corporation Ltd. (“NCL” or the “Company”) announced today that it received a $200 million equity infusion from its parent Star Cruises Limited and executed a $610 million secured revolving credit facility (“the Facility”).
The Facility refinances two existing loans secured by Norwegian Dawn and Norwegian Sun and provides additional borrowing capacity for general corporate purposes. The Facility is available in two tranches of $510 million and $100 million, each having a condition precedent of $200 million in equity being raised by the Company. The Facility has no amortization for the first 36 months, bears interest at LIBOR plus 1.5 percent (subject to certain adjustments) and matures in 2013. The Facility was underwritten by DnB NOR Bank ASA, Citibank N.A., Commerzbank Aktiengesellschaft, KfW, Norddeutsche Landesbank Girozentrale and Nordea Bank Norge ASA.
NCL Corporation Ltd. (“NCL”) is an innovative cruise company headquartered in Miami, Florida, with a fleet of 15 ships in service and under construction. The corporation oversees the operations of Norwegian Cruise Line, NCL America, and Orient Lines. The company is currently building Norwegian Gem for delivery in October of 2007.
In addition, NCL plans to build up to three new third generation Freestyle Cruising ships for delivery between 2009 and 2011. NCL is on target to have the youngest fleet in the industry by 2010, providing guests the opportunity to enjoy the flexibility of Freestyle Cruising on the newest, most contemporary ships at sea.
For further information, please contact NCL in the U.S. and Canada at (800) 327-7030; visit NCL’s website at www.ncl.com or on AOL at keyword: NCL; or to download high-resolution photography, visit www.ncl.com/hires.
This press release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “goal,” “future,” “forecast,” “will,” “may,” “believes,” “expects,” “anticipates,” “projects,” “plans,” “seeks,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Forward-looking statements involve risks and uncertainties that could cause actual results, performance or achievements to differ significantly from NCL’s historical results or those implied in forward-looking statements. These risks include, but are not limited to, changes in cruise capacity, as well as capacity changes in the overall vacation industry; introduction of competing itineraries and other products by other companies; changes in general economic, business and geo-political conditions; reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling; lack of acceptance of new itineraries, products or services by the Company’s targeted customers; the Company’s ability to implement brand strategies and its shipbuilding programs, and to continue to expand its business worldwide; changes in interest rates, fuel costs or foreign currency rates; delivery schedules of new ships; risks associated with operating internationally; the impact of spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; the Company’s ability to attract and retain qualified shipboard crew and maintain good relations with employee unions; changes in other operating costs such as crew, insurance and security costs; continued availability of attractive port destinations; the impact of pending or threatened litigation; the ability to obtain financing on terms that are favorable or consistent with the Company’s expectations; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate; emergency ship repairs; the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; weather and natural disasters; and other risks discussed in NCL’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. NCL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2006	NCL Corporation Ltd. (Registrant)
	By:	/s/ BONNIE S. BIUMI
Bonnie S. Biumi
Executive Vice President & Chief Financial Officer